Exhibit 16.1

February 27, 2009

Securities and Exchange Commission

Washington, D.C. 20549

Ladies and Gentleman:

We were previously principal accountants for Apple Inc. and under the date of November 4, 2008, we reported on the consolidated financial statements of Apple Inc. as of and for the years ended September 28, 2008, and September 29, 2007, and the effectiveness of internal control over financial reporting as of September 28, 2008. On February 26, 2009, we were dismissed. We have read Apple Inc.’s statements included under Item 4.01 of its Form 8-K dated February 26, 2009, and we agree with such statements, except that we are not in a position to agree or disagree with Apple Inc.’s statements in the second paragraph regarding the audit committee’s decision to engage Ernst & Young LLP, and its statements in the sixth paragraph.

Very truly yours,

/s/ KPMG LLP